Encore Brands, Inc.
502 East John Street
Carson City, Nv 89706

October 18th, 2009
United States Security
and Exchange Commission
Attn: Division of Corporation Finance
Office of Beverages c/o Susann Reilly
100 F Street, North East
Washington, DC 20549

Subject:  Encore Brands, Inc. Form S-1A, File # 333-156612

Dear Ms. Reilly:

I am the President of Encore Brands, Inc., a Nevada corporation.  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form S-1 thereto to October 21st, 2009 at 2:00 pm Eastern Standard Time, or soon thereafter as practicable.  Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

1.           Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission if any person under the federal securities laws of the United States.

The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, I can be contacted at 818-264-6465 or fax any response to 775-201-8331.

Sincerely;

/s/ Gareth West

Gareth West,
President